FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

[redacted] Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]丹利街十六號騏利大廈九樓
[redacted]ax: 2827 4836 • E-mail: fw@fairwind.com.hk

07027485

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th October, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

2007 OCT 22 P

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
OCT 30 2007 E
THOMSON FINANCIAL

dlw 10/23

Enc.
c.c. the Company

Annex A to Letter to the SEC
dated 8th October, 2007 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Filing of Annual Return by Confirmation of No Alteration in Documents

   Date : 18th September, 2007

   Entities requiring item: Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance

2. Title : All circulars sent to shareholders

   Date : 24th September, 2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

3. Title : Notification of movement of securities in Hong Kong

   Date : 30th September, 2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

No Shareholder receiving a copy of this document and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him/her without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scrip Dividend Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 485)

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

24th September, 2007

To the Shareholders,

Dear Sir or Madam,

Final Dividend for the year ended 31st March 2007

INTRODUCTION

On 20th July 2007, the Board of Directors ("the Directors") of Starlight International Holdings Limited ("the Company") announced their recommendation of a final dividend for the year ended 31st March 2007 (the "Final Dividend") in scrip form to shareholders whose names appear on the register of

* *for identification purpose only*

members of the Company on 18th September, 2007 (the "Record Date") equivalent to HK$0.035 per share of HK$0.40 each of the Company (the "Share") with an alternative to the shareholders of the Company (the "Shareholders") to elect to receive the Final Dividend in cash in lieu of all or part of their scrip dividend entitlements (the "Scrip Dividend Scheme"). At the annual general meeting of the Company held on 18th September, 2007, the Final Dividend was approved.

The purpose of this document is to set out the procedures which apply in relation to the Scrip Dividend Scheme and the action which should be taken by Shareholders in relation thereto.

DETAILS OF THE SCRIP DIVIDEND SCHEME

Under the Scrip Dividend Scheme, each Shareholder may receive the Final Dividend in one of the following ways:

(a) wholly by way of an allotment of new Shares with a nominal value of HK$0.40 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions after rounding down to the nearest whole number of the New Shares, the total amount of Final Dividend; or

(b) wholly by a cash dividend of HK$0.035 per Share; or

(c) partly in cash and partly in New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of a New Share has been set at HK$1.836, which is the average closing price of one Share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days commencing on 12th September, 2007. Accordingly, the number of New Shares which Shareholders will receive, in respect of the existing Shares registered in their names as at the Record Date will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on the Record Date for which cash election is not made} \times \frac{\text{HK\$0.035}}{\text{HK\$1.836}}$$

The last day and time on which Shareholders will be entitled to elect their desired form of Final Dividend is 4:00 p.m. on Monday,15th October, 2007. The number of New Shares to be received will be rounded down to the nearest whole number of the New Shares. Fractional entitlements to New Shares in respect of alternatives (a) and (c) above will not be issued and will be disregarded and the benefit thereof will accrue to the Company. The New Shares to be issued pursuant to the Scrip Dividend Scheme will rank pari passu in all respects with the existing Shares except that they shall not rank for the Final Dividend.

ADVANTAGES OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investment in the Company without incurring brokerage fee, stamp duty or dealing costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that the Shareholders do not elect to receive cash in lieu of New Shares, in whole or in part, such cash as would otherwise have been paid to Shareholders will be retained for use as working capital by the Company.

EFFECT OF THE SCRIP DIVIDEND SCHEME

If all Shareholders elect to receive cash, the total cash dividend payable by the Company would be HK$27,676,866 on the basis of 790,767,614 Shares in issue as at the Record Date.

Shareholders should note that the New Shares to be issued pursuant to the Scrip Dividend Scheme may give rise to notification requirements under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO") for those Shareholders who may have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. **Shareholders who are in any doubt as to how these provisions may affect them as a result of the New Shares arising from the Scrip Dividend Scheme are recommended to seek their own professional advice.**

FORM OF ELECTION

A Form of Election (the "Form of Election") is enclosed with this document for use by Shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

If you elect to receive the Final Dividend wholly in the form of New Shares, you should not complete the Form of Election.

If you elect to receive wholly in cash, or partly cash and partly New Shares, you must use the Form of Election. If you complete the Form of Election but do not specify the number of Shares in respect of which you wish to receive cash under the Scrip Dividend Scheme, or if you elect to receive cash in respect of a greater number of Shares than your registered shareholding on the Record Date, you will be deemed to have exercised your election to receive cash in respect of all the Shares of which you were then registered as the holder.

Any Shareholder who does not wish to receive the Final Dividend in the form of New Shares must make an appropriate election on the Form of Election in accordance with the instructions printed thereon and return it to the Company's branch share registrar and transfer office, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 15th October, 2007. No acknowledgment of receipt of the Form of Election will be issued. If any Shareholder does not complete and return the Form of Election by not later than 4:00 p.m. on Monday, 15th October 2007, the Shareholder will receive the Final Dividend in the form of New Shares.

No Form of Election will be sent to any Shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such Shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before Monday, 15th October 2007 (i.e. on or before Monday, 8th October, 2007) to Tricor Secretaries Limited at the address stated above.

OVERSEAS SHAREHOLDERS

The Directors are aware that, after making legal enquiries by the Company, the participation in the Scrip Dividend Scheme by the Shareholders with registered addresses in Malaysia will require local approval and/or registration or filing formalities in relation to the Scrip Dividend Scheme under the

relevant securities legislation in Malaysia. The Company has also been advised by lawyers in Malaysia that the Company is required to submit a proposal to the Securities Commission of Malaysia for its approval prior to implementation of the Scrip Dividend Scheme in Malaysia.

In the circumstance, the Directors have decided to exclude Shareholders with registered addresses in Malaysia (the "Excluded Shareholders") from the Scrip Dividend Scheme. The Directors have considered that such exclusion is necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Accordingly, the Excluded Shareholders will receive the Final Dividend wholly in cash. No Form of Election is being sent to the Excluded Shareholders and they will only receive this document for information.

All other Shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scrip Dividend Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities.

This document and the Form of Election will not be registered in Hong Kong or in any other jurisdiction.

For the avoidance of doubt, this document and the Form of Election do not constitute or form part of an offer or solicitation of any offer to buy securities of the Company to the public, and the Form of Election is non-transferable.

LISTING AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the New Shares to be issued pursuant to the Scrip Dividend Scheme. Subject to the said application being granted by the Stock Exchange, it is expected that share certificates for the New Shares and/or cheques for cash dividend will be posted by ordinary mail to those entitled thereto at their own risk on or before Wednesday, 31st October, 2007. Dealings of the New Shares on the Stock Exchange are expected to commence on Thursday, 1st November, 2007 after dispatch to Shareholders of the certificates for the New Shares.

The primary listing of the existing Shares is on the Stock Exchange, and there is no official secondary listing of the existing Shares on any other stock exchange. No listing of, or permission to deal in, any of the existing Shares and/or New Shares on any stock exchange other than the Stock Exchange is being or is proposed to be sought.

Dealings in the New Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

RECOMMENDATION AND ADVICE

Whether or not it is to the Shareholders' advantages to receive New Shares or cash, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any Shareholder will depend on that Shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

EXPECTED TIMETABLE

Fix the market value of a New Share (5 trading days average)	Wednesday, 12th September 2007 to Tuesday, 18th September, 2007
Latest time and date for return of Form of Election	4:00 p.m. on Monday, 15th October 2007
Despatch of share certificates for the New Shares and/or cheques for cash dividend	on or before Wednesday, 31st October 2007
Commencement of dealings in the New Shares	Thursday, 1st November, 2007

Yours faithfully,
Philip Lau Sak Hong
Chairman

推薦建議及意見

全部或部份收取新股份或現金是否符合股東的利益，須視乎本身的個別情況而定。任何股東受到的稅務影響，將視乎該名股東特定情況而定。倘若　閣下對應採取之行動有任何疑問，　閣下應諮詢專業顧問。作為受託人的股東務請尋求專業意見，以了解根據有關信託文據的條款是否有權選擇收取現金或新股份以及其影響。

預期時間表

釐定新股份的市值(五個交易日的平均價) ....二零零七年九月十二日(星期三)至二零零七年九月十八日(星期二)

交回選擇表格的最後時間及日期 ....二零零七年十月十五日(星期一)下午四時正

寄發新股份的股票及／或現金股息的支票 ....二零零七年十月三十一日(星期三)或之前

開始買賣新股份的日期 ....二零零七年十一月一日(星期四)

此致

列位股東　台照

主席
劉錫康
謹啟

二零零七年九月二十四日

記或存檔手續。本公司亦獲馬來西亞法律顧問告知，本公司於馬來西亞進行以股代息計劃前須向馬來西亞證券事務監察委員會遞交申請以取得批文。

在此情況下，董事會決定排除登記地址為馬來西亞的股東(「被排除股東」)參與以股代息計劃。董事認為根據聯交所證券上市規則第13.36(2)條，有必要及適宜不將該等股東包括在內。因此，被排除的股東將全部以現金方式收取末期股息。被排除股東將不獲寄發選擇表格，而彼等將收取本文件僅供其參考的用途。

所有登記地址為香港以外地區或居於香港以外地區的股東須就其是否獲允許透過以股代息方式收取末期股息，或其是否需要任何政府或其他機構的同意或辦理其他手續，諮詢其專業顧問。任何居於香港以外地區的股東如收到本文件及／或選擇表格，均不應視之為本公司作出一項收取股份的邀請，除非本公司可毋須在有關地區遵照任何登記或其他法律規定，即可合法向該等人士作出該項邀請。任何擬根據以股代息計劃收取新股份的香港以外地區的股東，須遵守有關司法管轄區的法律規定，包括遵守任何程序及辦理一切其他類似手續。

本文件及選擇表格將不會在香港或任何其他司法權區內登記。

為釋疑慮，本文件及選擇表格並不構成或組成向公眾人士作出要約或招徠要約購買本公司證券，且選擇表格不得轉讓。

上市及買賣

本公司已向聯交所上市委員會申請批准根據以股代息計劃將予發行的新股份上市及買賣。待聯交所批准是項申請後，預期新股份的股票及／或現金股息支票將於二零零七年十月三十一日(星期三)或之前以普通郵遞方式寄發予應得人士，郵誤風險概由股東自行承擔。預期新股份將於寄發股票予股東後自二零零七年十一月一日(星期四)起於聯交所開始買賣。

現有股份以聯交所作為第一上市地，而現有股份並無正式在任何其他證券交易所進行第二上市。本公司並無，亦無意尋求任何現有股份／或新股份在聯交所以外的任何證券交易所上市或買賣。

新股份的買賣可透過中央結算及交收系統進行交收。　閣下應向股票經紀或其他專業顧問尋求有關該等交收安排的詳情，以及該等交收安排如何影響　閣下的權利和權益。

以股代息計劃的影響

倘若全體股東選擇收取現金，則根據於記錄日期已發行790,767,614股股份計算，本公司應付的現金股息將合共約27,676,866港元。

股東務須留意，根據以股代息計劃而將予發行的新股份，可能導致於本公司或許擁有須予通知權益（根據香港法例第571章證券及期貨條例（「證券及期貨條例」），持有已發行股本5%或以上權益）的股東，須根據證券及期貨條例發出通知。**股東如對因以股代息計劃產生的新股份而對該等條文對其構成的影響有任何疑問，應自行尋找專業意見。**

選擇表格

本文件隨附選擇表格（「選擇表格」），供有意以現金收取全部末期股息、或部份以現金及部分以發行新股份的方式收取末期股息的股東使用，或供永久地選擇以現金方式收取任何未來股息的股東使用。

倘若　閣下選擇以新股份方式收取全部末期股息，則毋須填寫選擇表格。

倘若　閣下選擇以現金收取全部末期股息，或部分以現金及部分以新股份的方式收取末期股息，則必須使用選擇表格。倘若　閣下填寫選擇表格時，並無註明　閣下有意根據以股代息計劃收取現金的股份數目，或倘若　閣下選擇收取現金的股份數目較　閣下於記錄日期登記持有的股數為多，則　閣下將被視為已行使選擇權，就　閣下當時已登記為持有人的所有股份選擇收取現金。

如任何股東不擬以新股份方式收取末期股息，則必須按照選擇表格印備的指示於選擇表格上作出適當的選擇，並於二零零七年十月十五日（星期一）下午四時正前，交回本公司的股份過戶登記分處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。本公司不會發出有關選擇表格的收據。如任何股東於二零零七年十月十五日（星期一）下午四時正前並未填妥及交回選擇表格，將以新股份方式收取末期股息。

股東如在任何以股代息方式派發未來股息時已經選擇長期收取現金，將不會收到選擇表格。此等股東如欲更改現時收取現金的選擇及選擇收取新股份或部份收取新股份及部份收取現金，須於二零零七年十月十五日（星期一）前最少七天（即二零零七年十月八日（星期一）或之前）書面通知卓佳秘書商務有限公司，地址如上。

海外股東

經本公司作出法律查詢後，董事知悉，登記地址為馬來西亞的股東參與以股代息計劃須根據馬來西亞的相關證券法例就以股代息計劃取得當地批文及／或辦理登

股息」)，相等於本公司每股面值0.40港元的股份(「股份」)派發0.035港元，但本公司股東(「股東」)可選擇以現金方式收取末期股息，以代替全部或部份以股代息權益(「以股代息計劃」)。於二零零七年九月十八日舉行的本公司股東週年大會上，末期股息已獲批准派發。

本文件旨在載列以股代息計劃的相關程序，以及股東就此須採取的行動。

有關以股代息計劃的詳情

根據以股代息計劃，各股東可選擇以下任何一種方式收取末期股息：

(a) 全部以配發每股面值0.40港元並入賬列作繳足的新股份(「新股份」)收取，總市值(定義見下文)相等於(不包括下調至最接近的新股份完整數目後零碎股份的調整)末期股息總額；或

(b) 全部以現金股息每股股份0.035港元收取；或

(c) 部份以現金及部份以新股份收取。

就計算將予配發的新股份數目而言，每股新股份的市值釐訂為1.836港元，即一股股份於二零零七年九月十二日起連續五個交易日在香港聯合交易所有限公司(「聯交所」)所報的平均收市價。因此，股東就於記錄日期以彼等名義登記的現有股份而將收取的新股份數目，將按以下公式計算：

$$\text{應收取的新股份數目} = \text{於記錄日期持有不選擇收取現金的現有股份數目} \times \frac{0.035\text{港元}}{1.836\text{港元}}$$

股東有權選擇收取末期股息方式的最後日期及時間為二零零七年十月十五日(星期一)下午四時正。將收取的新股份數目將下調至最接近的新股份完整數目。有關上述第(a)及(c)項的新股份零碎權益將不予發行及理會，所有利益歸本公司所有。根據以股代息計劃將予發行的新股份，於各方面將與現有股份享有同等權益，但將不會享有末期股息。

以股代息計劃的好處

以股代息計劃將讓股東有機會增加於本公司的投資，卻毋須承擔經紀佣金、印花稅或交易費用。以股代息計劃亦將有利於本公司，原因是倘若股東不選擇收取現金以代替全部或部分新股份，則原本支付予股東的現金，將保留作為本公司的營運資金。

此乃要件　請即處理

閣下如對本文件任何方面或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

任何股東如在香港以外任何地區收到本文件及／或選擇表格，均不應視為本公司作出一項選擇收取股份的邀請，除非本公司可毋須遵照任何登記或其他法律規定、政府或監管程序或任何類似手續，即可在相關地區合法向該等人士作出該項邀請。任何在香港以外地區擬根據以股代息計劃收取新股份的股東須遵守有關司法管轄區的法律規定，包括遵守任何程序及辦理一切其他類似手續。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(於百慕達註冊成立的有限公司)

(股份代號：485)

執行董事：
劉錫康(*主席*)
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點：
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者：

截至二零零七年三月三十一日止年度的末期股息

緒言

於二零零七年七月二十日，升岡國際有限公司(「本公司」)董事會(「董事會」)宣佈，彼等建議透過以股代息方式，向於二零零七年九月十八日(「記錄日期」)名列本公司股東名冊的股東，派發截至二零零七年三月三十一日止年度的末期股息(「末期

* *僅供識別*

CR

Companies Registry
公 司 註 冊 處

Form 表格 **ARF1** (7)

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F	4657

1 Company Name 公司名稱

Starlight International Holdings Limited
升岡國際有限公司

2 Year of Annual Return 周年申報表年度

2007

(Note 註 2) **3 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2006	To 至	31	03	2007

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 :

(Name 姓名) : LEE Yip Wah, Peter

~~Director~~ / Secretary / ~~Manager~~ /
~~Authorized Representative~~
董事／秘書／經理／授權代表

Date 日期 : 18th September, 2007

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Fair Wind Secretarial Services Limited
25th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong
E-mail:
Our Ref.: S/5411/89 (SANDY)

For Official 請勿填寫本欄

Your Receipt
Companies Registry
H.K.

20/09/2007 11:40:36

Submission No.:	222071324/1
CR NO.:	F0004657
Sh. Form.:	ARF1

Revenue Code	Amount(HKD)
109	$140.00

Receipt No.	Method	Amount(HKD)
222220101120	Cash	$140.00

Total Paid $140.00

Specification No. 1/98
指明編號第 1/98 號

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th September, 2007

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Philip Lau Sak Hong Tel No.: ______
(Name of Responsible Official)

Date: 2nd October, 2007

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	790,767,614	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	790,767,614	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,440,000	Nil	Nil	Nil	12,440,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	200,000	Nil	Nil	Nil	200,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____ 2. ____________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Philip Lau Sak Hong
Title: Director

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

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